SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 24, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications announces the filing of an amendment to the shelf prospectus dated September 3, 2009 to allow listing for trade on the Tel-Aviv Stock Exchange of series B Notes issued by Partner in November 2009

PARTNER COMMUNICATIONS ANNOUNCES THE
FILING OF AN AMENDMENT TO THE SHELF
PROSPECTUS DATED SEPTEMBER 3, 2009 TO ALLOW
LISTING FOR TRADE ON THE TEL AVIV STOCK
EXCHANGE OF SERIES B NOTES ISSUED BY
PARTNER IN NOVEMBER 2009

ROSH HA'AYIN, Israel, May 23, 2010 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that following the receipt today of a permit from the Israeli Securities Authority, the Company has filed an amendment to the Company's shelf prospectus dated September 3, 2009 ("the Amendment"). The Amendment allows the Company to file a shelf offering report for the listing for trade on the Tel-Aviv Stock-Exchange Ltd. (TASE) of the Series B Notes, issued by the Company in November 2009 in a private placement for institutional investors in Israel. Since their issuance, the Series B Notes have been listed for trade on the TASE institutional trading market system ("Retzef Mosadi'im").

The Company intends to list the Series B Notes for trade on the TASE on or about June 1, 2010. Following such listing, the Company will cease to pay to the noteholders (Series B) the additional interest in the annual rate of 0.6% as specified in the amended shelf prospectus. The listing of Series B Notes is subject, inter alia, to the filing of a shelf offering report and there is no certainty that such listing will be completed by June 1, 2010.

The Series B Notes were offered only to Israeli institutional classified investors in Israel and were not registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report on Form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010) : (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 24, 2010